⏰ Available Now ⏰ | Kenny Scharf (△20% | $702K) Inbox ×

Masterworks <support@masterworks.com> Aug 20, 2023, 12:08 PM (22 hours ago)
to rluu

AVAILABLE NOW

Kenny Scharf



SCHARF'S AVERAGE AUCTION PRICE GREW AT A

+20% ANNUALIZED RATE[1]

FROM 2015 TO 2023

53% SOLD OUT

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Why Do We Like This Painting?

1

Scharf has a Sharpe Ratio of 0.80, **which outperformed both the S&P 500 and the Art Market**, based on data from 1990 to 2022.[2]


0.23
All Art
0.56
S&P 500
▲ 0.80
Scharf's Market

2

Scharf's market has continued to perform well as the average price realized at auction for his works has grown at an **annualized rate of 20%** between 2015 and 2023.[1]


217

3

His close contemporaries are top selling artists Jean-Michel Basquiat, Keith Haring, and Andy Warhol.


Basquiat
Haring
Scharf

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Scharf Creating This Work



播活动
微塑
候变

Initial Price Offering is $702,000

More information on the Offering Circular can be found at sec.gov

1. "Scharf's market has continued to perform well as the average price realized at auction for his works has grown at an annualized rate of 20% between 2015 and 2023." This statement is based on publically available data as analyzed by Masterworks' internal research team.

2. The risk-adjusted appreciation, otherwise known as "Sharpe Ratio", can be used to evaluate the total performance of an asset, portfolio, or in this case the artist's market, and indicates how well the artist's market has performed historically in comparison to the rate of return on a risk-free investment, such as U.S. government treasury bonds or bills. The market for Kenny Scharf has a risk-adjusted appreciation of 0.80. Risk-adjusted appreciation reflects (x) the average annualized artist market appreciation (depreciation) of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"), minus the risk-free rate of return. The risk-free rate of return is measured by the average annual risk-free rate at year end over the applicable time period, divided by (y) the volatility of the returns in an artist's market, as measured by the standard deviation of those returns. The applicable time period begins on the later of (a) the earliest purchase price date for the artist's first repeat sale and (b) December 31, 1989, the year end of the earliest year when other financial indices were available, and ends on the last sale date that the artist had a repeat sale. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and by third-party data sources. Volatility represents the variation in the historical returns or price appreciation (depreciation) of an asset class over a set period of time. Higher volatility generally means more risk, and lower volatility generally means less risk, although volatility should not be considered a proxy for risk. This risk-adjusted appreciation metric should be considered in connection with other performance metrics, including the estimated historical CAGR implied from selected comparable sales.

All-Art: Reflects the average of the annual returns across the time period relative to the selected artist market minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns. The Masterworks Repeat-Sale Pair Index of All Art is calculated using Standard Poor's CoreLogic Case-Shiller Home Price Indices Methodology.

S&P: Reflects the average of the annual returns across the time period relative to the selected artist market minus the risk-free rate divided by the volatility (as measured by standard deviation) of those returns.